SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BJ’S WHOLESALE CLUB, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,

Having an Exercise Price of $29.00 or More Per Share

(Title of Class of Securities)

055 485 106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael T. Wedge

President and Chief Executive Officer

BJ’s Wholesale Club, Inc.

One Mercer Road

Natick, Massachusetts 01760

(508) 651-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Mark G. Borden, Esq.

Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Telephone: (617) 526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$24,303,366	$1,966

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,455,910 shares of common stock of BJ’s Wholesale Club, Inc. having a weighted average exercise price of $37.97 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction value.
**	Previously paid.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,966	Filing party: BJ’s Wholesale Club, Inc.
Form or Registration No.: Schedule TO	Date filed: April 25, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by BJ’s Wholesale Club, Inc. (the “Company”) with the Securities and Exchange Commission on April 25, 2003, as amended by Amendment No. 1 filed on May 6, 2003 (the “Schedule TO”) relating to an option exchange program being conducted by the Company for compensatory purposes (the “Option Exchange Program”).

ITEM 11.    ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

At the Company’s 2003 Annual Meeting of Stockholders, the Company’s stockholders approved an amendment to the Company’s 1997 Stock Incentive Plan, as amended, to permit the Option Exchange Program. Stockholder approval of the Option Exchange Program satisfies one of the conditions of the offer as set forth in the Offer to Exchange Outstanding Stock Options, dated April 25, 2003 and filed as Exhibit (a)(1) to the Schedule TO.

The Company announced the results of the matters voted on at its 2003 Annual Meeting of Stockholders in a press release dated May 22, 2003. The full text of such press release is filed herewith as Exhibit (a)(7) to the Schedule TO and is incorporated herein by reference.

ITEM 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit which is filed herewith:

(a)(7)    Press Release dated May 22, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

BJ’S WHOLESALE CLUB, INC.

/s/ MICHAEL T. WEDGE
Michael T. Wedge President and Chief Executive Officer Date: May 22, 2003

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EXHIBIT INDEX

Exhibit Number	Description

(a)(7)	Press release dated May 22, 2003.

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